Form 12b-25. - NOTIFICATION OF LATE FILING

                                   Form 12b-25


                             SEC File Number 0-21444



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  (Check One):

[   ]  Form 10-K and Form 10-KSB     [    ] Form 11-K     [    ] Form 20-F     [
X]  Form  10-Q  and  Form  10-QSB     [    ]  Form  N-SAR

For  Period  Ended:     March  31,  2002



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the Notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: All Items.
                                                    -------------




PART  1-REGISTRANT  INFORMATION
-------------------------------


AFG  Investment  Trust  C
-------------------------
Full  Name  of  Registrant

N/A
---
Former  Name,  if  Applicable

88  Broad  Street
-----------------
Address  of  Principal  Executive  Office  (Street  and  Number)

Boston,  MA  02110
------------------
City,  State  and  Zip

Form  12b-25
Page  Two



PART  II-Rules  12b-25  (b)  AND  (c)
-------------------------------------


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

[X]     (a)     The  reasons  described in reasonable detail in Part III of this form  could  not  be  eliminated  without  unreasonable  effort  or  expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, Form 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART  III-NARRATIVE
-------------------


State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AFG Investment Trust C (the "Trust") was unable to timely file its quarterly report on Form 10-Q for the quarter ended March 31, 2002 (the calendar limit prescribed under rule 12b-25 under the Securities Exchange Act of 1934, as amended) because the Trust had not completed compiling the information necessary to restate the Trust's December 31, 2001 10-K, as discussed previously with Securities and Exchange Commission. The Registrant anticipates being able to compile such information and file the Form 10-Q by the 5th calendar day following the Trust's original prescribed due date of March 15, 2002.



PART  IV-OTHER  INFORMATION
---------------------------


(1) Name and telephone number of person to contact in regard to this notification.

     Michael  J.  Butterfield     617     854-5846
     ------------------------     ---     --------
          (Name)     (Area  Code)     (Telephone  Number)

Form  12b-25
Page  Three



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

     If  the  answer  is  no,  identify  report(s).
          [X]  Yes     [   ]  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
          [X]  Yes     [   ]  No

     If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made. See attachment.



     AFG  Investment  Trust  C
     -------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May  16,  2002          By:/s/  Michael  J.  Butterfield
       --------------             -----------------------------
Executive Vice President and Chief Operating Officer of the general partner of Equis Financial Group Limited Partnership and Treasurer of the Managing Trustee
          (Principal  Financial  and  Accounting  Officer)

                            ATTACHMENT TO FORM 12b-25



Part  IV-Other  Information
---------------------------

Significant changes in the statement of operations for the three months ended 2002 as compared to 2001 are summarized below:


                                Three  months ended March  31,



                                        2002          2001
                                    -----------   -----------
Total income                        $ 1,547,571   $ 1,798,298

Total expenses                      $(1,433,947)  $(2,072,751)

Total income from equity interests  $ 1,585,050   $ 1,550,216
                                    -----------   -----------

Net income                          $ 1,698,674   $ 1,275,763



The decrease in income from 2001 to 2002 primarily reflects a decrease in lease revenue resulting from lease term expirations and equipment sales. Expenses were higher in 2001 than 2002 due to legal costs related to ongoing matters, out of pocket costs incurred related to the acquisition of PLM stock and a higher level of interest expense.